Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of the First Amendment to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

SJC Lending, LLC

Purchase	700,000	$0.079974	10/09/2025
Purchase	131,105	$0.090000	10/10/2025
Purchase	600,000	$0.082000	10/15/2025
Purchase	914,971	$0.089260	10/29/2025